VIA EDGAR AND EMAIL

Mr. John Stickel                                September 14, 2021
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Enact Holdings, Inc. Requested Date: September 15, 2021 Requested Time: 4:00 p.m., Eastern Time Registration Statement on Form S-1 (File No. 333-255345)

Dear Mr. Stickel:

Reference is made to that certain letter, filed as correspondence via EDGAR on September 13, 2021, in which Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, joined with Enact Holdings, Inc. in requesting that the effective date of the Company’s registration statement on Form S-1 (File No. 333-255345) (the “Registration Statement”) be accelerated so that the Registration Statement would become effective at 4:00 p.m. Eastern Time on September 14, 2021, or as soon as practicable thereafter (the “Prior Letter”).

By this letter, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby amend the Prior Letter, and, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby join Enact Holdings, Inc. in requesting that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. Eastern Time on September 15, 2021, or as soon as practicable thereafter or at such later time as Enact Holdings, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoiu Zenere
Name:	Alaoui Zenere
Title	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ CE Bluhm
Name:	CE Bluhm
Title	Executive Director

cc:
J. Nolan McWilliams, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Evan Stolove, Enact Holdings, Inc.
Perry J. Schwachman, Sidley Austin LLP
Sean M. Carney, Sidley Austin LLP
David Ni, Sidley Austin LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karp, Clearly Gottlieb Steen & Hamilton LLP
Ward Bobitz, Genworth Financial, Inc. & Genworth Holdings, Inc.
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP